UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 19th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about April 16, 2004

Item 3. Press Release

February April 16, Wellington, New Zealand

Item 4. Summary of Material Change

Oil and Gas Company Austral Pacific Announces Cheal-A3X Progress and Release of 2003 Financial Results

Wellington, New Zealand – April 16, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that the Cheal-A3X well, which commenced drilling over the Easter weekend, is presently preparing to drill ahead in 6 1/8” hole; having set 7” casing to 400m (1312 feet) depth. The well will now be steered northwards to intersect its target, some 500m north of the Cheal-A wellsite; and is expected to reach its TD of 1725m (5,700 feet) vertical depth during the next week. Cheal-A3X will test the Mt Messenger sands within the Cheal structure, and will also intersect the shallower Cheal oil and gas pay sands. This well will be important in identifying the mode of development of the Cheal Field.

The Company also today released its financial results (in US dollars) for fiscal year ending December 31, 2003. Net petroleum income was $52,110, down from $782,422 in 2002, in consequence of the Goldie-1 well being shut-in due to litigation. This was settled during the year, along with the sale of that property, resulting in an overall net income for the year of $47,616. General administration expenses were $656,216 (2002: $634,353). December 31, 2003 working capital of $1.77 million was unchanged from 2002.

The Company received $5.2 million proceeds from its public share float in New Zealand immediately after year-end.

Item 5. Full Description of Material Change

Oil and Gas Company Austral Pacific Announces Cheal-A3X Progress and Release of 2003 Financial Results

Wellington, New Zealand – April 16, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that the Cheal-A3X well, which commenced drilling over the Easter weekend, is presently preparing to drill ahead in 6 1/8” hole; having set 7” casing to 400m (1312 feet) depth. The well will now be steered northwards to intersect its target, some 500m north of the Cheal-A wellsite; and is expected to reach its TD of 1725m (5,700 feet) vertical depth during the next week. Cheal-A3X will test the Mt Messenger sands within the Cheal structure, and will also intersect the shallower Cheal oil and gas pay sands. This well will be important in identifying the mode of development of the Cheal Field.

The Honeysuckle-1 well in PEP38741 (APX 30%, operator) will follow Cheal-A3X, using the same rig. The Miromiro-1 well in PEP38765 (APX 27.5%) will be drilled subsequently; to be followed by a first well to be drilled in PEP38748 (APX 25%).

NGC today advised they have received all planning consents for the Kahili separation plant, to be sited 4 km (2.5 miles) from the Kahili site, to which it will be linked by a pipeline carrying the raw gas stream from the Kahili-1A/B well. A treated gas pipeline will link this plant to NGC’s LTS pipeline, hence to NGC’s Kapuni gas treatment plant for further processing. The Kahili joint venture parties (APX 45%, operator) will transport the associated condensates from the Kahili separation plant by road to the point of sale. Pipeline lay commenced in early March, and is now 60% complete, and earthworks have commenced at the Kahili plant site. The facilities are scheduled to be commissioned, and Kahili Field production to commence, at end June 2004.

The Company also today released its financial results (in US dollars) for fiscal year ending December 31, 2003. Net petroleum income was $52,110, down from $782,422 in 2002, in consequence of the Goldie-1 well being shut-in due to litigation. This was settled during the year, along with the sale of that property, resulting in an overall net income for the year of $47,616. General administration expenses were $656,216 (2002: $634,353). December 31, 2003 working capital of $1.77 million was unchanged from 2002.

The Company received $5.2 million proceeds from its public share float in New Zealand immediately after year-end.

CEO Dave Bennett commented “2003 was a year of transition as the Company settled its litigation challenges, recapitalized and positioned itself for an exciting 2004 drilling program”.

The audited financial statements will be posted in their entirety on the Company’s website, Canadian regulatory site www.sedar.com, the New Zealand NZSX MAP platform www.nzx.com/market and the US SEC site www.sec.gov.

CONTACT: Investor Relations : tel: 1 800 3043631 or +64 4 476 2529

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 16, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Oil and Gas Company Austral Pacific Announces Cheal-A3X Progress and Release of 2003 Financial Results

Wellington, New Zealand – April 16, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that the Cheal-A3X well, which commenced drilling over the Easter weekend, is presently preparing to drill ahead in 6 1/8” hole; having set 7” casing to 400m (1312 feet) depth. The well will now be steered northwards to intersect its target, some 500m north of the Cheal-A wellsite; and is expected to reach its TD of 1725m (5,700 feet) vertical depth during the next week. Cheal-A3X will test the Mt Messenger sands within the Cheal structure, and will also intersect the shallower Cheal oil and gas pay sands. This well will be important in identifying the mode of development of the Cheal Field.

The Honeysuckle-1 well in PEP38741 (APX 30%, operator) will follow Cheal-A3X, using the same rig. The Miromiro-1 well in PEP38765 (APX 27.5%) will be drilled subsequently; to be followed by a first well to be drilled in PEP38748 (APX 25%).

NGC today advised they have received all planning consents for the Kahili separation plant, to be sited 4 km (2.5 miles) from the Kahili site, to which it will be linked by a pipeline carrying the raw gas stream from the Kahili-1A/B well. A treated gas pipeline will link this plant to NGC’s LTS pipeline, hence to NGC’s Kapuni gas treatment plant for further processing. The Kahili joint venture parties (APX 45%, operator) will transport the associated condensates from the Kahili separation plant by road to the point of sale. Pipeline lay commenced in early March, and is now 60% complete, and earthworks have commenced at the Kahili plant site. The facilities are scheduled to be commissioned, and Kahili Field production to commence, at end June 2004.

The Company also today released its financial results (in US dollars) for fiscal year ending December 31, 2003. Net petroleum income was $52,110, down from $782,422 in 2002, in consequence of the Goldie-1 well being shut-in due to litigation. This was settled during the year, along with the sale of that property, resulting in an overall net income for the year of $47,616. General administration expenses were $656,216 (2002: $634,353). December 31, 2003 working capital of $1.77 million was unchanged from 2002.

The Company received $5.2 million proceeds from its public share float in New Zealand immediately after year-end.

CEO Dave Bennett commented “2003 was a year of transition as the Company settled its litigation challenges, recapitalized and positioned itself for an exciting 2004 drilling program”.

The audited financial statements will be posted in their entirety on the Company’s website, Canadian regulatory site www.sedar.com, the New Zealand NZSX MAP platform www.nzx.com/market and the US SEC site www.sec.gov.

CONTACT: Investor Relations: tel: 1 800 3043631 (USA/Canada) or +644 476 2529 (New Zealand)
Web site: http://www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.